Exhibit 99.27

Date: March 31, 2011	[Computershare Logo] 510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.comoutershare.com

To: All Canadian Securities Regulatory Authorities

Subject: SANDSTORM GOLD LTD. (AMENDMENT)

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual and Special Meeting (AMENDED)
Record Date for Notice of Meeting :	04/04/2011
Record Date for Voting (if applicable) :	04/04/2011
Beneficial Ownership Determination Date :	04/04/2011
Meeting Date :	10/05/2011
CONNAUGHT ROOM
Meeting Location (if available) :	THE METROPOLITAN HOTEL
645 HOWE STREET
VANCOUVER, BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	80013R107	CA80013R1073

Sincerely,

Computershare Trust Company of Canada /

Computershare Investor Services Inc.

Agent for SANDSTORM GOLD LTD.